                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              deCODE genetics, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   243586-10-4
                                 --------------
                                 (CUSIP Number)

                                December 31, 2000
                             -----------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [x] Rule 13d-1(d)

-----
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 243586-10-4                  13G                     Page 2 of 6 Pages
================================================================================

1.  NAME OF REPORTING PERSON -
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Kari Stefansson
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Iceland
--------------------------------------------------------------------------------
                 5.  SOLE VOTING POWER
                     3,125,292
   NUMBER OF    ----------------------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       Not applicable.
    OWNED BY    ----------------------------------------------------------------
      EACH       7.  SOLE DISPOSITIVE POWER
    REPORTING        3,125,292
     PERSON     ----------------------------------------------------------------
      WITH       8.  SHARED DISPOSITIVE POWER
                     Not applicable.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,125,292
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                          [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.9%
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CUSIP No. 243586-10-4                  13G                     Page 3 of 6 Pages
================================================================================

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
================================================================================
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CUSIP No. 243586-10-4                  13G                     Page 4 of 6 pages
================================================================================

Item 1.

     (a)  Name of Issuer:

          deCODE genetics, Inc.

     (b)  Address of Issuer's Principal Executive Office:

          Lynghals 1
          Reykjavik, Iceland

Item 2.   Name of Person Filing

     (a)  Name of Person Filing:

          Kari Stefansson

     (b)  Address of Principal Office:

          c/o deCODE genetics, Inc.
          Lynghals 1
          Reykjavik, Iceland

     (c)  Citizenship:

          Iceland

     (d)  Title Class of Securities:

          Common Stock, $.001 par value per share

     (e)  CUSIP Number:

          243586-10-4

Item 3.   Category of person filing

          Not applicable
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CUSIP No. 243586-10-4                  13G                     Page 5 of 6 Pages
================================================================================

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          Dr. Stefansson beneficially owned 3,125,292 shares of the Issuer's Common Stock, par value $.001 per share (the "Common Stock") as of December 31, 2000.

     (b)  Percent of Class: 6.9%

     (c)  Number of Shares to Which Such Person Has:

          (i) Sole voting power - 3,125,292
          (ii) Shared voting power - 0
          (iii) Sole dispositive power - 3,125,292
          (iv) Shared dispositive power - 0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of Members of the Subsidiary
          Which Acquired the Securities Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.
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CUSIP No. 243586-10-4                  13G                     Page 6 of 6 Pages
================================================================================

Item 10.  Certification.

     Not Applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2001                          /s/ Kari Stefansson
                                                -------------------------
                                                    Kari Stefansson